Filed by First Advantage Corporation

pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 333- 278992

Subject Company: Sterling Check Corp.

Commission File No.: 001-40829

Date: October 22, 2024

The following email was sent to applicable employees of Sterling Check Corp. on October 22, 2024:

Subject line: DON’T MISS OUT: Make Your Sterling Equity Award Election Today

Time is running out: you only have a few days left to elect the percentage mix of stock and/or cash consideration you’d like to receive in exchange for your eligible Sterling equity awards. The election period will end at 5 p.m. ET on Thursday, October 24, 2024.

Making your choice is easy. Just follow the steps below.

Read the overview brochure and FAQs to find out more about the election opportunity, including what to expect, the process and timing for making your elections, as well as step-by-step instructions for completing your election online.

When you’re ready, click the button below to access the Fidelity equity election portal and make your elections.

You can change your election on the conversion mix prior to the close of the election period by logging back into the Fidelity portal. Please note: your eligible awards may have changed during the election period due to new awards or recent vesting. When the election period closes, your most recent election will be applied to all eligible awards.

Note: If you do not take any action during the election period, you will receive the default cash and/or stock consideration, prorated per merger agreement provisions. These provisions prioritize affirmative elections from equity holders in any proration. The existing Sterling equity award terms, vesting schedule and conditions will apply.

Questions?

If you need more information on your Sterling equity awards or have questions about the election process and conversion of your equity, please reach out to sterlingequityadmin@sterlingcheck.com.

ERNA

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or a solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such sale, issuance or transfer of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, First Advantage Corporation (“First Advantage”) has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) that includes an information statement of Sterling Check Corp (“Sterling”) and that also constitutes a prospectus of First Advantage, and such registration statement on Form S-4 has been declared effective by the SEC. Each of First Advantage and Sterling may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the information statement/prospectus or registration statement or any other document that First Advantage or Sterling may file with the SEC. The information statement/prospectus has been mailed to stockholders of Sterling. INVESTORS AND SECURITY HOLDERS OF FIRST ADVANTAGE AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and information statement/prospectus and other documents containing important information about First Advantage, Sterling and the proposed transaction through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by First Advantage are available free of charge on First Advantage’s website at https://fadv.com/ or by contacting First Advantage’s Investor Relations department at investors@fadv.com. Copies of the documents filed with the SEC by Sterling are available free of charge on Sterling’s website at https://www.sterlingcheck.com/ or by contacting Sterling’s Investor Relations department at IR@sterlingcheck.com.

Forward-Looking Statements

This communication and any documents referred to in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and it is intended that all forward-looking statements that Sterling or First Advantage make will be subject to the safe harbor protections created thereby. Forward-looking statements can be identified by forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements that address Sterling’s and First Advantage’s future performance, business strategy, future operations, estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position, anticipated benefits of strategic transactions (including acquisitions and divestitures), and plans and objectives of management (including plans for future cash flow from operations), contained in this communication or any documents referred to herein are forward-looking statements. These statements also include, but are not limited to, statements regarding the expected benefits of the proposed transaction to Sterling and First Advantage and each of their stockholders and the anticipated timing thereof. Sterling and First Advantage have based these forward-looking statements on current expectations, assumptions, estimates and projections. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Sterling and First Advantage’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on Sterling’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Sterling or First Advantage and potential difficulties in Sterling employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from Sterling’s ongoing business operations, (vii) unexpected costs, charges or expenses resulting from the proposed transaction, (viii) certain restrictions during the pendency of the proposed transaction that may impact Sterling’s ability to pursue certain business opportunities or strategic transactions and (ix) the outcome of any legal proceedings that may be instituted against First Advantage or against Sterling related to the Merger Agreement or the proposed transaction. These and other important factors, including those discussed more fully elsewhere in this communication and in Sterling and First Advantage’s filings with the SEC, including their respective Forms 10-K, 10-Q and 8-K, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements contained in this communication are not guarantees of future performance and actual results of operations, financial condition, and liquidity, and the development of the industry in which each of Sterling and First Advantage operates, may differ materially from the forward-looking statements contained in this communication. Any forward-looking statement made in this communication speaks only as of the date of such statement. Except as required by law, neither Sterling nor First Advantage undertakes any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this communication.

The following brochure was included as a hyperlink in the email sent to applicable employees of Sterling Check Corp. on October 22, 2024:

Forward-thinking: How your Sterling equity is impacted by the First Advantage acquisition Get Started (Logo)

What’s happening As previously communicated, First Advantage Corporation is acquiring Sterling Check Corp., a transaction expected to close in 4Q 2024. The combined company will bring exceptional client service and deep market expertise with a commitment to delivering highquality, cost-effective solutions. Our goal: to enhance value for clients by helping them hire smarter, onboard faster, and protect their most valuable asset: their people. After the acquisition closes, Sterling common stock will be converted into a mix of cash and First Advantage common stock, following the provisions of the merger agreement. For certain eligible Sterling equity awards holders, and/or holders of common stock, there will be an election period starting in early September and running for a minimum of 20 business days following the election period open date (final date to be announced): For EQUITY AWARD HOLDERS, you can choose the mix for each Sterling equity award type held, resulting in either First Advantage common stock or cash (for vested options) or First Advantage equity or cash awards (for unvested equity awards). If you are eligible based on your country, there will be an election period for equity awards administered by Fidelity Stock Plan Services (Fidelity) starting in early September and running for a minimum of 20 business days following the election period open date (final date to be announced). For COMMON STOCK HOLDERS, you can choose the mix of cash and/or First Advantage common stock converted following the transaction closing date. If you are eligible, there will be an election period for common stock administered by the company where your shares are held, starting in early September and running for a minimum of 20 business days following the election period open date (final date to be announced). Keep in mind that for either election, the mix you end up receiving will likely be adjusted to meet the overall target ratio in the merger agreement of 72% cash, 28% stock. The vesting schedule for existing unvested Sterling equity awards will apply to the converted equity or cash awards. Table of Contents What to expect 3 Your election options 4 The opportunity — Sterling equity awards 5 The opportunity — Sterling common stock 9 Frequently asked questions 10 For more information 12 2 NOTE: The equity award election described to the left generally applies to US participants only. For participants outside of the US, you will receive a separate e-mail with information on how your awards will be treated based on the country in which you live. In general, all holders of Sterling common stock are eligible to make an election for their common stock. Only equity awards held as of the closing date will be eligible for this election. In other words, if you quit before the closing date and forfeit your equity awards, those forfeited awards will not be eligible for any merger consideration.

Your Sterling awards are currently viewable in your E*TRADE stock plan account. If you’re eligible to make an election, you’ll receive an email from Fidelity with instructions and a link to make your online election. Total Sterling elections (equity award and common stock) will be counted, then adjusted to meet the target cash and common stock ratio in the merger agreement (72% cash, 28% stock). Access your First Advantage equity or cash awards via your stock plan account at Fidelity Stock Plan Services, LLC. What to expect Sterling equity awards (RSUs, RSAs, stock options) Your shares are currently viewable in your E*TRADE account, or at the company where you purchased them. You will receive an email from the company where your shares are held with details on how to make your election.* Total Sterling elections (equity award and common stock) will be counted, then adjusted to meet the target cash and common stock ratio in the merger agreement (72% cash, 28% stock). Access your cash and/or First Advantage common stock in the account where your shares were held PRE-CLOSING. *Shares held at companies other than E*TRADE or distributed near the time of the closing date may require you to reach out directly to your company to make your election. PRE-ELECTION ELECTION (Early September and runs for at least 20 business days) POST-ELECTION ADJUSTMENTS (Made at closing date) POST-CLOSING DATE PRE-ELECTION ELECTION (Early September and runs for at least 20 business days) POST-ELECTION ADJUSTMENTS (Made at closing date) POST-CLOSING DATE Sterling common stock (Vested common stock or long shares that you already own) 3

Your election options Following the election period open date in early September 2024, eligible Sterling employees can elect either: As a reminder, the election you make will not guarantee the mix you receive after the close of the transaction, because your elections are subject to the elections of other Sterling common stock and equity award holders, and to adjustments after the transaction closes to meet the overall merger consideration target ratio of 72% cash, 28% stock, per the terms of the merger agreement. If you do not take any action during the election period, you will receive the default cash and/or stock consideration, prorated per merger agreement provisions. These provisions prioritize affirmative elections from equity holders in any proration. The vesting schedule for existing unvested Sterling equity awards will apply to the converted equity or cash awards. You will receive cash in lieu of any fractional shares. Cash Consideration $16.73 per share in cash, without interest Stock Consideration 0.979 shares of First Advantage common stock, par value $0.001 per share 4

Sterling Equity Award Type Election (One election per award type) Post-Close Adjustments First Advantage Equity Award RSAs % Stock All elections will be adjusted to meet the overall merger consideration target ratio (72% cash, 28% stock) RSAs % Cash Cash Award RSUs % Stock RSUs % Cash Cash Award Vested Options % Stock Common Stock % Cash Cash Unvested Options % Stock RSAs % Cash Cash Award Important: Only outstanding (unvested) RSA and RSU awards, and vested or unvested options, are eligible for this equity award election opportunity. Any vested equity you hold (including long shares or unregistered shares) will be handled separately (see The opportunity – Sterling common stock for more information). STERLING EQUITY AWARDS The opportunity – Sterling equity awards Sterling employees with outstanding equity awards can elect a percentage mix of the stock and/or cash consideration for each equity award type held. This includes outstanding Sterling Restricted Stock Awards (RSAs), Restricted Stock Units (RSUs), and Vested and Unvested Options that are in the money, as applicable. Elections will be subject to further adjustments per the merger agreement terms, and then converted to First Advantage equity awards as shown below. Your choices during the election period 5

Your awards defined PRE-CLOSING (Sterling Equity Awards) See below for a refresher on the different types of Sterling equity awards. RSAs – An RSA, or Restricted Stock Award, is any award of shares that is subject to vesting conditions before shares can be sold or transferred. RSUs – An RSU, or Restricted Stock Unit, is a contractual right to receive the value of the underlying shares in company stock that is subject to vesting conditions. Options – your outstanding in-the-money Sterling options, both vested and unvested, will be changed to net stock options to convert your award. Net stock options capture the value of your option based on the exercise price of your award and the cash consideration ($16.73). Any out-of-the-money Sterling options will be cancelled for no consideration. POST-CLOSING (First Advantage Equity Awards) Generally, your First Advantage awards will work like your original awards, subject to the original terms, vesting schedule and conditions. RSAs & RSUs – deferred payment(s) in the form of First Advantage common stock made to you on the future vesting date(s). Cash Awards – deferred payment(s) in the form of cash made to you on the future vesting date(s). The amount you receive will equal the number of shares due at vesting multiplied by $16.73 (the cash consideration). Cash or stock – immediate cash payments, less applicable withholdings, will be made for any vested equity subject to the cash consideration, and First Advantage common stock for vested in-the-money equity subject to the stock consideration. More information will be provided following the close. Fidelity Investments, your new stock plan administrator after the transaction closes Following the election period and transaction closing date (and a short blackout period during which your converted awards are transferred), your equity awards will be administered by Fidelity Investments, the stock plan administrator for First Advantage. You will be able to access your First Advantage awards via your stock plan account at Fidelity Stock Plan Services, LLC. You can also find valuable information, tools and resources on the site. After the transaction closes, look out for a welcome email from Fidelity with instructions on how to open your account, see your awards, and explore the many resources available through Fidelity. You will also receive more information during the onboarding process to First Advantage, once the transaction closes. Note: You can view your vested equity and all transaction history at E*TRADE. You’ll receive additional information about your account from E*TRADE. 6

How to make your equity award election (for eligible participants)* Click the link in the email you received from Fidelity Equity Election Support in early September to access the voluntary equity award election portal. Then, follow the steps below. Enter your e-mail address and employee ID, then click the arrow at bottom right to continue. Confirm your identity on the next screen, then click the arrow to continue. Review the Terms & Conditions, then click the button below and the arrow to continue. 1 2 3 *In general, only participants in the US will be eligible to make elections for their Sterling equity awards. If you are eligible, you will receive an email from Fidelity directing you to make your elections. For participants outside of the US, you will receive a separate e-mail with information on how your awards will be treated based on the country in which you live. Screenshots are for Illustrative Purposes Only. Screenshots are for Illustrative Purposes Only. Screenshots are for Illustrative Purposes Only. 7 (Graphics)

Confirm your elections by signing on the next screen and clicking Next. 5 Modify your election at any time You can go back to the voluntary equity election portal to modify your elections as often as you would like prior to the end of the election period. Just click on the original link, sign in and click “Yes” and then “Submit” to start a new session and change your elections. You will receive a confirmation email with a list of your elections each time you complete the process. Remember, your choice will be subject to adjustments following the close of the transaction to meet the final ratio (72% cash, 28% common stock). If you do not take any action during the election period, you will receive the default cash and/or stock consideration, prorated per merger agreement provisions. These provisions prioritize affirmative elections from equity holders in any proration. Your final election will apply to eligible awards as of the closing date. On the next screen, make your elections for each award type by entering a percentage to be received as either stock or cash consideration (the percentages entered should equal 100% for each award type). Then click the arrow to continue. 4 8 Screenshots are for Illustrative Purposes Only. Screenshots are for Illustrative Purposes Only. (Graphics)

STERLING COMMON STOCK The opportunity – Sterling common stock If you hold Sterling vested common stock (also referred to as long shares) at E*TRADE, they will send you details on how to make your election. You may have shares at E*TRADE through the Sterling equity award program distributions, the Sterling Employee Stock Purchase Plan (ESPP), or from purchasing shares on your own. If you hold Sterling common stock at a different company and you do not receive instructions for making an election, you should reach out to that company for instructions on how to make your elections for your Sterling common stock, if you would like to make an election. If you have a Sterling RSA that vests or Sterling RSU that is settled in shares after the election period open date and before the election period deadline, or you exercise your Sterling stock options leading up to the closing date, you will receive an alert from E*TRADE informing you of how to make an election. After the election period and transaction close, your final cash and First Advantage common stock split will be accessible in the account where you held the shares pre-closing (or, in the case of cash consideration, the cash will be accessible as you otherwise instruct the company through which you held your Sterling common stock). As with the equity award election, your elections will be subject to adjustments following the closing of the transaction to meet the final 72% cash, 28% common stock ratio. If you do not take any action during the election period, you will receive the default cash and/or stock consideration, prorated per merger agreement provisions. These provisions prioritize affirmative elections from equity holders in any proration. Key considerations Making a choice between stock and cash, and the percentage you elect, are important financial decisions. We strongly recommend that you consult with a tax or financial advisor before you make your choices. Read below for other important things you should consider. Tax implications: Taxes may differ depending on the type of Sterling shares for which you are making an election – unvested equity awards vs. vested common stock. Taxes may also vary based on your location. You should consult a tax or financial advisor for information on your specific situation. Shareholder value: Owning stock in First Advantage aligns your interests with those of other shareholders of the combined company, and also gives you a direct stake in the company’s success. Potential for growth: Stock comes with the potential for growth (or loss) over the long term, whereas the value of cash is fixed, unless you decide to re-invest it elsewhere after it is paid to you. If you believe in the potential of First Advantage to grow, stock may offer you an opportunity for a future upside. Market conditions: The decision between cash and stock might be based on current market conditions, with stock being potentially more attractive in a rising market, yet subject to continued market volatility. Liquidity: For elections by holders of Sterling vested common stock, the cash consideration comes with the ability to use the cash to meet shorter-term needs, while the stock consideration keeps the value of your shares in the marketplace. 9

Frequently asked questions (FAQs)

1

Where can I see my Sterling awards eligible for this opportunity?

You can view your RSAs and RSUs, and vested or unvested stock options, by going to your E*TRADE stock plan account. If you have additional questions about your Sterling equity awards, please reach out to sterlingequityadmin@sterlingcheck.com.

2

What happens if I do not make an equity award election before the end of the election period?

If you are eligible to make an election and don't make a valid election on the voluntary equity award election portal between the election period open date and the election period closing date (final date to be announced), you will receive the default cash and/or stock consideration, prorated per merger agreement provisions. These provisions prioritize affirmative elections from equity holders in any proration.

3

Can I make a new equity award election if I change my mind?

Yes, you can go back to the voluntary equity award election portal as often as you would like prior to the election period closing date.

4

What happens if I get a new equity award during the election period?

If you receive a new Sterling equity award prior to the election period closing date, it will become available on the voluntary equity award election portal several business days afterward. At that point you will receive an email with a link to the election portal, and can follow the instructions in this brochure to make your elections for that award.

5

What happens if my equity awards vest or I exercise my options during the election period?

Vested and/or exercised awards are distributed to you as Sterling common stock into your E*TRADE stock plan account. This common stock will be subject to the separate election process handled through E*TRADE. If you are eligible for an election for your common stock, you will receive an alert from E*TRADE informing you of how to make the election.

6

What do "common stock" or "long shares" mean?

You might hear people refer to shares as "long shares." This is just another way of referring to shares you already own (for example, from vested awards that distributed shares to you or prior option exercises).

10

Where can I see the Sterling common stock I already own? You can view your Sterling “long” shares that have previously vested or have been distributed to you through the Sterling stock plan in your E*TRADE account. If you purchased shares outside of the Sterling stock plan, you should check with the company where you purchased the shares for next steps. Am I guaranteed to receive the percentage of cash and stock I elected for my equity awards or common stock? No. the election you make will not guarantee the mix you receive after the closing of the transaction, because the total number of shares of Sterling common stock and equity awards held by all Sterling equity holders must meet the final ratio (72% cash, 28% common stock). An adjustment will likely be made to your choice following the closing of the transaction to meet this requirement. When and where will I be able to see my new First Advantage equity awards following the end of the equity award election period? Following the end of the election period, there will be a short “blackout” period while your new awards are calculated, loaded, and become viewable via your stock plan account at Fidelity Stock Plan Services, LLC. Fidelity will send you an email with information on how to set up your account around the time of the acquisition closing date. I participated in Sterling’s Employee Stock Purchase Plan (ESPP) in the US and Canada. What is happening with that plan? Sterling suspended the final offering period for the ESPP effective February 29, 2024. Any Sterling common stock you hold from the ESPP will be subject to the common stock election process outlined in this document. ESPP common stock will be subject to taxation, and any discount on purchase will be reported on your 2024 Form W2 and taxed. 7 8 9 110 11

For more information If you have questions or need more information on this election opportunity, or on the merger transaction, we have resources to help: First Advantage Awards Following the transaction closing date, you will be able to see your converted First Advantage awards via your stock plan account at Fidelity Stock Plan Services, LLC. You will receive an email from Fidelity with information on how to open your account around the time of the transaction closing date. Once you log in, you can click on “Accounts & Benefits” on the top bar and then “Stock plans” to view your equity awards. You can also access a wealth of information, tools, and resources on the site. Fidelity Stock Plan Services Fidelity Stock Plan Services representatives will be available following the closing date to answer any questions. They can be reached by calling 800-544-9354 from 5 p.m. Sunday to midnight Friday local time (excluding all New York Stock Exchange holidays except Good Friday). Fidelity Financial Services Following the closing date and transfer to Fidelity, you will also have access to Fidelity financial wellness tools and resources. You can access a wealth of helpful information at fidelity.com. Transaction and Merger Agreement For additional employee information and to read more about the First Advantage transaction, go to https://sterlink.sterlingcheck.com/#. To view the merger agreement and information statement/prospectus, please click here. Sterling Awards For information on your Sterling awards before and during the election period, please reach out to sterlingequityadmin@sterlingcheck.com. You can view your unvested RSAs and RSUs, and vested or unvested stock options, by going to your E*TRADE stock plan account. 12

No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or a solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such sale, issuance or transfer of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Merger and Where to Find It In connection with the proposed transaction, First Advantage Corporation has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) that includes an information statement of Sterling and that also constitutes a prospectus of First Advantage, and such registration statement on Form-S4 has been declared effective by the SEC. Each of First Advantage and Sterling may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the information statement/prospectus or registration statement or any other document that First Advantage or Sterling may file with the SEC. The information statement/prospectus has been mailed to stockholders of Sterling. INVESTORS AND SECURITY HOLDERS OF FIRST ADVANTAGE AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and information statement/ prospectus and other documents containing important information about First Advantage, Sterling and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by First Advantage will be available free of charge on First Advantage’s website at https://fadv.com/ or by contacting First Advantage’s Investor Relations department at investors@fadv.com. Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s website at https://www.sterlingcheck.com/ or by contacting Sterling’s Investor Relations department at IR@sterlingcheck.com. Forward-Looking Statements This communication and any documents referred to in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and it is intended that all forward-looking statements that Sterling or First Advantage make will be subject to the safe harbor protections created thereby. Forward-looking statements can be identified by forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements that address Sterling’s and First Advantage’s future performance, business strategy, future operations, estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position, anticipated benefits of strategic transactions (including acquisitions and divestitures), and plans and objectives of management (including plans for future cash flow from operations), contained in this communication or any documents referred to herein are forward-looking statements. These statements also include, but are not limited to, statements regarding the expected benefits of the proposed transaction to Sterling and First Advantage and each of their stockholders and the anticipated timing thereof. Sterling and First Advantage have based these forward-looking statements on current expectations, assumptions, estimates and projections. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Sterling and First Advantage’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on Sterling’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Sterling or First Advantage and potential difficulties in Sterling employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from Sterling’s ongoing business operations, (vii) unexpected costs, charges or expenses resulting from the proposed transaction, (viii) certain restrictions during the pendency of the proposed transaction that may impact Sterling’s ability to pursue certain business opportunities or strategic transactions and (ix) the outcome of any legal proceedings that may be instituted against First Advantage or against Sterling related to the Merger Agreement or the proposed transaction. These and other important factors, including those discussed more fully elsewhere in this communication and in Sterling and First Advantage’s filings with the SEC, including their respective Forms 10-K, 10-Q and 8-K, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements contained in this communication are not guarantees of future performance and actual results of operations, financial condition, and liquidity, and the development of the industry in which each of Sterling and First Advantage operates, may differ materially from the forward-looking statements contained in this communication. Any forward-looking statement made in this communication speaks only as of the date of such statement. Except as required by law, neither Sterling nor First Advantage undertakes any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this communication. 13

Be sure to open your account. If you don’t, you may be subject to additional U.S. IRS-mandated tax withholding on certain transactions. First Advantage Corporation and Fidelity Stock Plan Services, LLC, are not affiliated. Fidelity does not provide legal or tax advice. The information herein is general in nature and should not be considered legal or tax advice. Consult an attorney or tax professional regarding your specific situation. A link to third-party material is included for your convenience. The content owner is not affiliated with Fidelity and is solely responsible for the information and services it provides. Fidelity disclaims any liability arising from your use of such information or services. Review the new site’s terms, conditions, and privacy policy, as they will be different from those of Fidelity’s sites. Stock plan recordkeeping and administrative services are provided by Fidelity Stock Plan Services, LLC. Fidelity Stock Plan Services, LLC © 2024 FMR LLC. All rights reserved. 1162285.1.0 (Graphic)